UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 29 February 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 February 2016)	Announcement Total Voting Rights (29 February 2016)
Announcement Director/PDMR Shareholding (02 February 2016)
Announcement Director/PDMR Shareholding (10 February 2016)

Diageo PLC - Total Voting Rights
Dated 01 February 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:
The Company's issued capital as at 31 January 2016 consisted of 2,754,350,427 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,875,374 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,516,475,053 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

A Syed
Company Secretarial Assistant

1 February 2016

Diageo PLC - Director/PDMR Shareholding
Dated 02 February 2016

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 2 February 2016 from Alan Stewart, a director of the Company, that he had purchased 1,060 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 2 February 2016 at a price per Ordinary Share of £18.99.  The Ordinary Shares were purchased on the London Stock Exchange.

As a result of this transaction, Mr Stewart's interests in the Company's Ordinary Shares have increased to 2,560.

V Cooper
Assistant Company Secretary
2 February 2016

Diageo PLC - Director/PDMR Shareholding
Dated 10 February 2016

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 10 February 2016 that the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 February 2016 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
K Mikells	10

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 February 2016 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	10
D Cutter	11
S Moriarty	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £17.93.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.   It received notification on 10 February 2016 that Dr FB Humer, a director of the Company, had purchased 462 Ordinary Shares on 10 February 2016 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £17.93.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of the directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	64,834
K Mikells	13,539 (of which 13,520 are held as ADS)*

Name of PDMR	Number of Ordinary Shares
N Blazquez	98,332
D Cutter	8,800
S Moriarty	52,016

A Syed
Company Secretarial Assistant
10 February 2016

Diageo PLC - Total Voting Rights
Dated 29 February 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 29 February 2016 consisted of 2,754,367,172 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,637,031 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,516,730,141 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

A Syed
Company Secretarial Assistant

29 February 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 March 2016	By: /s/A Syed
Name: A Syed
Title: Company Secretariat